Exhibit 99.1

NEWS RELEASE

Investor Relations 301-770-3099 | www.nabi.com

FOR IMMEDIATE RELEASE

Nabi Biopharmaceuticals Announces Third Quarter 2008 Financial Results

Rockville, Maryland, November 6, 2008 – Nabi Biopharmaceuticals (NASDAQ: NABI) today announced its third quarter financial results for the three month period ended September 27, 2008. The Company reported a net loss from continuing operations of $4.3 million, or $0.08 per share, compared to a net loss of $10.4 million, or $0.17 per share, for the period ended September 29, 2007. Including results from discontinued operations, Nabi had a net loss of $1.7 million, or $0.03 per share, for the current period compared to a net loss of $15.9 million, or $0.26 per share, in the third quarter of 2007.

For the nine months ended September 27, 2008, the Company’s net loss from continuing operations was $14.7 million, or $0.28 cents per share, compared to $34.8 million, or $0.57 cents per share, for the nine months ended September 29, 2007. Including results from discontinued operations, the net loss was $8.3 million, or $0.16 per share, compared to a net loss of $31.7 million, or $0.52 per share, in 2007.

The significant improvement in net loss from continuing operations was due to operating expense reductions of 50% and 45%, for the quarter and nine months ended September 27, 2008 compared to 2007, respectively. These reductions reflect the effect of our efforts to reduce infrastructure costs as well as a reduced scale of operations.

Net cash used in operating activities from continuing operations was $16.0 million for the first nine months of 2008, a 50% improvement compared to $31.9 million used in the first nine months of 2007. Cash and cash equivalents totaled $152.2 million at September 27, 2008. This balance excludes $10.6 million of restricted cash related to discontinued operations. This restricted cash is held in escrow to support any valid indemnification claims made by Biotest. The balance of this account will be released to Nabi in April 2009. To date, Biotest has not asserted any indemnification claims.

During the third quarter, the Company repurchased $7.0 million, par value, of its 2.875% convertible senior notes for $6.2 million, a $0.8 million discount, resulting in a $0.6 million gain on retirement of debt. As of September 27, 2008, there are $35 million, par value, of convertible senior notes outstanding compared to $112.4 million one year ago. Nabi has repurchased this debt at an average price of 89 cents on the dollar representing a significant discount to par value. The Company subsequently repurchased an additional $18.7 million, par value, of these notes in October for 89 cents on the dollar.

Nabi held its End-of-Phase 2 meeting for NicVAX with the U.S. Food and Drug Administration (FDA). The FDA agreed with the Phase 3 trial design protocol submitted by the Company and encouraged Nabi to submit a Special Protocol Assessment (SPA) application. Nabi has submitted its application and anticipates a response from the FDA by year end. Assuming the FDA agrees with all aspects of the SPA application before year end, Nabi could initiate the planned Phase 3 clinical trial later this year.

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“I am pleased with our progress from both the financial and clinical perspectives. We continued to reduce operating costs, manage our cash position and improve our balance sheet,” said Dr. Raafat Fahim, President and Chief Executive Officer of Nabi Biopharmaceuticals. “We continue to work diligently toward achieving the Company’s objectives with a sharp focus on the strategic alternatives process, our key corporate goal, and we are on track to accomplish our clinical milestones for 2008. As previously announced, we are collaborating with the NIAID to advance our PentaStaph vaccine and we have completed a successful NicVAX immunogenicity study necessary for initiation of a Phase 3 clinical trial.”

The Company is also revising its previous guidance for 2008 operating expenses and cash utilization. General and administrative expense for 2008 is expected to decrease by 50% compared to 2007, research and development expense is expected to decrease by 25% and cash used in continuing operations to decrease by 50% compared to 2007. The original guidance for these line items was a 40% decrease in general and administrative expense, a 45% increase in research and development expense and a 15% reduction in cash utilization. The change in research and development expense and cash utilization expectations is in part due to timing of initiation of the NicVAX Phase 3.

Financial Results Conference Call and Webcast Information

The Company will host a live webcast at 4:30 p.m. ET today to discuss these results.

The live webcast can be accessed at: http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=100445&eventID=2004840

(Due to the length of this URL, it may be necessary to copy and paste this hyperlink into your browser. Remove the space if one exists.) or via the Nabi Biopharmaceuticals website at http://www.nabi.com.

If you do not have Internet access, the U.S./Canada call-in number is 800-599-9795 and the international call-in number is 617-786-2905. The passcode is 47435332. An audio replay will be available for U.S./Canada callers at 888-286-8010 and for international callers at 617-801-6888. The replay passcode is 64891891. This audio replay also will be available through November 13, 2008. An archived version of the webcast will be available on the company’s website at http://www.nabi.com.

About Nabi Biopharmaceuticals

Nabi Biopharmaceuticals leverages its experience and knowledge in powering the immune system to develop products that target serious medical conditions in the areas of nicotine addiction and gram-positive bacterial infections. Nabi Biopharmaceuticals is currently developing NicVAX® (Nicotine Conjugate Vaccine), an innovative and proprietary investigational vaccine for treatment of nicotine addiction and prevention of smoking relapse, and PentaStaphTM (Pentavalent S. aureus Vaccine), a vaccine designed to prevent the most dangerous and prevalent strains of S. aureus bacterial infections. The company is headquartered in Rockville, Maryland. For additional information about Nabi Biopharmaceuticals, please visit our Web site: http://www.nabi.com.

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Forward-Looking Statements

Statements in this release that are not strictly historical are forward-looking statements including statements about the initiation of our planned Phase 3 NicVAX clinical trial, guidance on operating expenses, cash utilization and general and administrative expense, strategic alternatives process, and development of our product candidates. You can identify these forward-looking statements because they involve our expectations, beliefs, projections, anticipations or other characterizations of future events or circumstances. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements as a result of any number of factors. These factors include, but are not limited to, risks relating to our ability to: receive timely FDA action on the SPA application; successfully pursue strategic and other alternatives; obtain successful clinical trial results; receive PhosLo milestone and royalty proceeds; successfully partner with third parties to fund, develop, and manufacture our pipeline products, including NicVAX and our gram-positive infections products; realize anticipated cost saving; attract and maintain the human and financial resources to bring to market products in development; depend upon third parties to manufacture our products; achieve approval and market acceptance of our products; enter into and maintain arrangements with third parties to market and sell our products; comply with reporting and payment obligations under government rebate and pricing programs; raise additional capital on acceptable terms, or at all; and re-pay our outstanding convertible senior notes when due. Many of these factors are more fully discussed, as are other factors, in the company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and the Quarterly Report for the quarters ended March 29, 2008 and June 28, 2008 on Form 10-Q filed with the Securities and Exchange Commission

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Nabi Biopharmaceuticals

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)

	September 27, 2008	December 29, 2007
ASSETS
Current assets:
Cash and cash equivalents	$152,249	$217,606
Marketable securities	—	1,600
Prepaid expenses and other current assets	1,005	2,371
Restricted cash related to discontinued operations	10,570	—
Assets of discontinued operations	2,064	4,616

Total current assets	165,888	226,193
Property and equipment, net	1,404	1,971
Other assets	288	379
Restricted cash related to discontinued operations	—	10,027

Total assets	$167,580	$238,570

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,097	$3,647
Accrued expenses and other current liabilities	4, 472	7,105
Current liabilities of discontinued operations	3,602	9,548

Total current liabilities	9, 171	20,300
2.875% convertible senior notes, net	34,179	71,738

Total liabilities	43,350	92,038
Commitments and contingencies
Stockholders’ equity:
Convertible preferred stock	—	—
Common stock	6,229	6,212
Capital in excess of par value	336,433	333,527
Treasury stock	(40,503)	(23,608)
Accumulated deficit	(177,929)	(169,599)

Total stockholders’ equity	124,230	146,532

Total liabilities and stockholders’ equity	$167,580	$238,570

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Nabi Biopharmaceuticals

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share amounts)

	For the Three Months Ended		For the Nine Months Ended
	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007
Operating expenses:
General and administrative expenses	$2,086	$6,361	$10,146	$21,041
Research and development expenses	3,356	4,476	9,905	15,249

Operating loss	(5,442)	(10,837)	(20,051)	(36,290)
Interest income	831	1,352	4,087	4,351
Interest expense	(286)	(907)	(1,286)	(2,636)
Other income (expense), net	589	10	2,536	12

Loss from continuing operations before income taxes	(4, 308)	(10,382)	(14,714)	(34,563)
Income taxes	—	—	—	(190)

Loss from continuing operations	(4, 308)	(10,382)	(14,714)	(34,753)
Discontinued operations:
Net income (loss) from discontinued operations	2,593	(5,519)	6,383	303
Net gain on disposal of discontinued operations	—	27	—	2,769

Income (loss) from discontinued operations	2,593	(5,492)	6,383	3,072

Net loss	$(1,715)	$(15,874)	$(8,331)	$(31,681)

Basic and diluted (loss) income per share:
Continuing operations	$(0.08)	$(0.17)	$(0.28)	$(0. 57)
Discontinued operations	0.05	(0.09)	0. 12	0.05

Basic and diluted (loss) income per share	$(0.03)	$(0. 26)	$(0.16)	$(0. 52)

Basic and diluted weighted average shares outstanding	51,592	61,382	52,236	61,256

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Nabi Biopharmaceuticals

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	For the Nine Months Ended
	September 27, 2008	September 29, 2007
Cash flow from operating activities:
Loss from continuing operations	$(14,714)	$(34,753)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	464	1,454
Non-cash compensation	2,526	1,985
Gain on repurchase of convertible senior notes	(2,420)	—
Other	101	143
Changes in assets and liabilities:
Prepaid expenses and other assets	1,368	(222)
Accounts payable, accrued expenses and other	(3,338)	(548)

Total adjustments	(1,299)	2,812

Net cash used in operating activities from continuing operations	(16,013)	(31,941)
Net cash provided by operating activities from discontinued operations	299	9,140

Net cash used in operating activities	(15,714)	(22,801)

Cash flow from investing activities:
Purchases of marketable securities	—	(29,475)
Proceeds from sales of marketable securities	1,600	40,250
Capital expenditures	(20)	(59)
Proceeds from sales of assets	91	—

Net cash provided by investing activities from continuing operations	1,671	10,716
Net cash provided by investing activities from discontinued operations	2,500	3,157

Net cash provided by investing activities	4,171	13,873

Cash flow from financing activities:
Proceeds from issuance of common stock for employee benefit plans	69	579
Purchase of common stock for treasury	(18,658)	—
Repurchase of convertible senior notes	(35,119)	—
Other financing activities	(83)	—

Net cash (used in) provided by financing activities from continuing operations	(53,791)	579
Net cash (used in) provided by financing activities from discontinued operations	(23)	162

Net cash (used in) provided by financing activities	(53,814)	741

Net decrease in cash and cash equivalents	(65,357)	(8,187)
Cash and cash equivalents at beginning of period	217,606	86,227

Cash and cash equivalents at end of period	$152,249	$78,040

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